                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 12b-25/A

                                                 Commission File Number  0-26232
                                                                         -------

                          NOTIFICATION OF LATE FILING

Note: This is Amendment Number 2 to the Company's Form 12b-25 for its Form 10-K Annual Report.

   (Check One): [x] 10-K    [ ] Form 11-K    [ ] Form 20-F     [ ] Form 10-Q

[ ]  Form N-SAR
         For Period Ended:  December 31, 1997
                            ----------------------------------------------------
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:

________________________________________________________________________________

         Read attached instruction sheet before preparing form Please print or type.

         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       China Pacific, Inc.
                         -------------------------------------------------------

Former name if applicable     Not Applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)

Room 2008    Sun Hung Kai Centre, 30 Harbour Road
--------------------------------------------------------------------------------

City, state and zip code      Wanchai, Hong Kong
                         -------------------------------------------------------


                                    PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           |   (a)    The reasons described in reasonable detail in Part III of
           |          this form could not be eliminated without unreasonable
           |          effort or expense;
           |   (b)    The subject annual report, semi-annual report, transition
           |          report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      [ ]  |          thereof will be filed on or before the 15th calendar day
           |          following the prescribed due date; or the subject
           |          quarterly report or transition report on Form 10-Q, or
           |          portion thereof will be filed on or before the fifth
           |          calendar day following the prescribed due date; and
           |   (c)    The accountant's statement or other exhibit required by
           |          Rule 12-b-25(c) has been attached if applicable. Revised
           |          accountant's statement is attached.

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         See Attachment A, Part III,  for details.


                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Matthew Anderson or Tim Hoxie        (415)           772-6000
--------------------------------------------------------------------------------
                    (Name)                 (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ ]  Yes    [x]  No

                 The Company's Form 10-Q for the quarter ended March 31, 1998 has not been filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [x]  Yes    [ ]  No

         See Attachment A, Part IV(3), for details.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              China Pacific, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    5/15/98                         By  /s/ Thomas Tong
     -------------                          ------------------------------------
                                            Thomas Tong, Chief Financial Officer

                 Instruction, The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

            Intentional misstatements or omission of fact constitute
               Federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT A

                                    PART III
                                   NARRATIVE

         China Pacific, Inc. (the "Company") is unable to file its Form 10-K on or before April 15, 1998, because the Company's joint venture subsidiary, Chengdu Chengkang Iron and Steel Limited ("Chengdu Steel"), has not provided financial information for the year ended December 31, 1997 to the Company or to its accountants, Arthur Andersen & Co., sufficient to permit the Company to prepare or Arthur Andersen to audit financial statements for 1997.

         Chengdu Steel is a joint venture between the Company, which holds a 60% interest in Chengdu Steel, and Chengdu Iron and Steel Plant ("CISP"), a state-owned PRC company controlled by the Department of Metallurgy of the Chengdu Government, which holds the remaining 40% interest. (The joint venture agreement has been filed with the Commission each year as Exhibit 10.1 to the Company's Annual Report on Form 10- KSB, incorporated by reference from the respective exhibits filed with the Company's Current Report on Form 8-K dated October 30, 1995). A General Manager nominated by CISP and approved by Chengdu Steel's Board is generally responsible under the joint venture agreement for management of the joint venture, including providing the Company with financial information. CISP has terminated the service of Mr. Liao Zicai as General Manager of CISP and as a result he also ceased to be the General Manager and Vice Chairman of Chengdu Steel. A new manager nominated by CISP is currently running Chengdu Steel's plant on an interim basis, but he has not been approved by Chengdu Steel's Board in accordance with the joint venture agreement.

         Although there had been a lack of cooperation between the new manager of CISP and China Pacific in the past, as described in the Company's press release dated April 15 and in the prior amendment to this Form 12b-25 that was filed with the SEC on that date, China Pacific has taken positive steps with the new management of CISP to clarify the management situation of Chengdu Steel. As a result of an April 24, 1998 meeting of the Board of Directors of Chengdu Steel, CISP has begun to cooperate with China Pacific to collect the financial information needed to prepare China Pacific's financial statements, and Arthur Andersen, an independent accountant, is currently performing its audit field work on this information. On April 17, 1998, China Pacific's Vice President, Ms. Connie Mo, was appointed as a Director of Chengdu Steel. Ms.
Mo is currently in Chengdu, PRC, supervising the preparation of Chengdu Steel's financial statement. CISP has named a new Vice Chairman of Chengdu Steel, and the Board of Directors of Chengdu Steel confirmed this choice at the April 24, 1998 Board Meeting. CISP and the Company have agreed in a memorandum to return to Clement Mak, the Chairman of Chengdu Steel and CEO of China Pacific, Inc., the authority of legal representative of Chengdu Steel (the legal representative has the authority to act for Chengdu Steel). This authority previously had been delegated to the former Vice Chairman, Mr. Liao Zicai.

         The Company is committed to releasing its financial information and filing its Form 10-K as soon as possible, and will make appropriate announcements as reliable financial information becomes available. The Company plans to file its Form 10-Q for the first quarter of 1998 at about the same time it files its Form 10-K. However, as of the date of this second Form 12b-25 amendment, it is not yet possible to predict with certainty when the financial statements and audit will be completed and the Forms 10-K and 10-Q filed.

         China Pacific management will continue to work diligently to ensure that the necessary financial information is obtained, and the annual report is filed, as soon as possible.

                                   PART IV(3)
                DESCRIPTION OF ANTICIPATED SIGNIFICANT CHANGE IN
             RESULTS OF OPERATIONS REFLECTED BY EARNINGS STATEMENTS

         Based on its preliminary audit results, the Company expects a net income loss for the quarter ended December 31, 1997, which will offset some or all of the net income of USD 4.3 million for the previous three quarters and may exceed such amount, as compared to a net income of USD 10.1 million during fiscal 1996. The extent of the net income loss and the specific items involved for fiscal 1997 cannot be ascertained until the completion of the audit of the Company's 1997 financial statements, which is presently being performed by Arthur Andersen & Co., as described in Part III above.

                                     ARTHUR
                                    ANDERSEN

May 15, 1998

                                                    Arthur Andersen & Co.
The Directors                                       Certified Public Accountants
China Pacific, Inc.                                 28/F., Wing On Centre
2008 Sun Hung Kai Centre                            111 Connaught Road Central
30 Harbour Road                                     Hong Kong
Wanchai                                             Tel:  852 2852 0222
Hong Kong                                           Fax:  852 2815 0548
                                                    Direct Fax:

For the Attention of Mr. Clement Mak
------------------------------------

Dear Sirs,

We refer to the arrangement on the audit of the financial statements of China Pacific, Inc. and Subsidiaries ("the Group") as of and for the year ended December 31, 1997, as set out in our arrangement letter dated January 27, 1998, and our earlier letters sent to you dated March 27, 1998 and April 14, 1998.
As you are aware, our audit team is performing audit field work at Chengdu Chengkang Iron and Steel Company Limited (a 60% owned subsidiary of the Group), and is also assisting you in preparing consolidated financial statements of China Pacific, Inc. for the year ended December 31, 1997. We are yet unable to predict with certainty when our audit of the Group's financial statements for the year ended December 31, 1997 will be completed, but we will use our best endeavour to complete the work as soon as possible.

If you have any questions, please contact our Kennedy Liu at 852-2852-0270 (direct) or Brian Choi at 852-2853-5885 (direct).



Very truly yours,

/s/ Arthur Andersen & Co.